Exhibit 2

Rio de Janeiro, September 27, 2017.

B3 S.A. – Brasil, Bolsa, Balcão

To: Ana Lúcia Pereira

Superintendence of Company Monitoring – In service

c.c.:

CVM -  Brazilian Securities and Exchange Commission Comissão de Valores Mobiliários

To: Mr. Fernando Soares Vieira – Superintendent of Corporate Relations

Mr. Francisco José Bastos Santos – Superintendent of Market and Intermediary Relations

Ref.: Ofício 1556/2017 – SAE

Request for clarifications regarding article in the press

Dear Sirs,

In response to Official Letter 1553/2017 – SAE sent by B3 S.A. – Brasil, Bolsa, Balcão (“Official Letter”), through which clarifications were requested of Oi S.A. – In Judicial Reorganization (“Oi” or “Company”) regarding an article published by Valor Econômico on September 27, 2017 titled “Oi’s board analyses a new judicial reorganization plan today” (“Conselho da oi analisa hoje novo plano de recuperação judicial”), as transcribed below, the Company clarifies as follows:

“September 27, 2017

Oi S.A. – In Judicial Reorganization

Attn. Ricardo Malavazi Martins

Investor Relations Officer

Re.: Official Letter 1566/2017-SAE

Request for clarifications regarding article in the press

Dear Sirs,

 An article published by the newspaper Valor Econômico, on September 27, 2017, under the heading “Board of Oi reviews today new judicial reorganization plan”, includes, among other information, that:

1.         One of the main alterations in relation to the previous version, submitted on March 2017, will be the inclusion of a capital increase in the amount of almost R$ 9 billion;

2.         The capital increase amount was adjusted to the needs of the company and would include R$ 6 billion in new cash, of which R$3.5 billion corresponds to contributions from bondholders and, R$2.5 billion to shareholder investments;

3.         The remainder of the resources would be originated through the conversion of debt into new shares.

 We request clarification on the items indicated, confirming or denying their content, as well as any other information deemed relevant, by September 28, 2017.”

Oi emphasizes that, in the context of judicial reorganization, it maintains conversations with potential investors, as well as creditors and other stakeholders regarding potential adjustments to the judicial reorganization plan, including a possible increase with capitalization of debt and support of new resources, with the objective of seeking improvements to the plan that can be approved as quickly as possible by the General Meeting of Creditors, assuring the sustainability of the Company’s business.

Specifically with respect to the matters described in the news, the Company informs that there was no decision on the terms of a new version of the Judicial Reorganization Plan of the Company and its subsidiaries in reorganization (the “Plan”) presented on September 5, 2016 to the 7th Corporate Court of the District of Rio de Janeiro (“Judicial Reorganization Court”), nor was there any approval for changes in the financial conditions previously approved.

Following a decision of the Board of Directors, the Company requested the Judicial Reorganization Court to postpone the General Meeting of Creditors (Assembleia Geral de Credores, or “AGC”) to October 23, 2017 for the first call and to November 27,

Rua Humberto de Campos, 425 – 8th floor

Rio de Janeiro – Zip Code 22430-190

State of Rio de Janeiro

www.oi.com.br

2017 for the second call, based on negotiating factors for the approval of the Plan and procedures related to the AGC, which may lead to changes in the AGC voting system.

Oi reassures its commitment to keeping its shareholders and the market as a whole informed on the development of the issue, disclosing in a timely manner any act or fact that may be relevant.

Oi is available to provide any further clarifications.

Sincerely,

Oi S.A. – In Judicial Reorganization

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8th floor

Rio de Janeiro – Zip Code 22430-190

State of Rio de Janeiro

www.oi.com.br